Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Chairman’s address – 2011 AGM

Brisbane, Australia, 30th November 2011. Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) today releases the address to be delivered at the 2011 AGM by Chairman, Mr. Stuart James.

Chairman’s Address

Welcome and thank you for joining us today. On behalf of the Progen Board and myself, I would like to thank you for your continued support. I would also like to welcome all of our staff members who are in attendance today.

2011 has not only seen the progression of our drug candidates, but also a strong focus on cost reduction and rationalisation of the business. The team has now been consolidated into one site at Darra and significant ongoing savings are being realised due to the closure of the Toowong, Palo Alto and North Carolina offices.

Board and senior management changes have also taken place, with Directors John Chiplin, Julie Cherrington and Paul Lin stepping down this year, and CEO Sue MacLeman departing in August 2011. Further to this, Director Tom Burt has submitted his resignation, which will take effect at the conclusion of this meeting. I would personally like to thank John, Julie, Paul, Sue and Tom for their energy, leadership and contributions to the company during this significant time of change. I would also like to welcome Dr WJ Jiang, who was appointed to the Board in July 2011.

Despite the changes in management, we have made considerable progress at an operational level. We have successfully completed enrolment and site close out of the PG11047 Phase 1b combination study and the PI-88 Melanoma Study. We also treated several patients in our PG545 Phase 1 study in advanced cancer patients.

Unfortunately, due to unforseen injection site reaction issues specific to humans, the PG545 study was closed, however we are currently investigating a change in the route of administration to IV. Once we have evaluated the scientific and commercial implications of a change to the IV route of administration, we will perform an in-depth review on the entire PG545 project and develop a strategy for the way forward.

We have also had pleasure in informing the market of the substantial progress of our PI-88 licensee, Medigen, who is currently treating patients in a Phase 3 clinical trial in Taiwan and Korea. We continue to provide them with our technical support and manufacturing capabilities and have received milestone payments linked to their progression.

Another major achievement for 2011 was the divestment of the CellGate Assets into Epi Pharmaceuticals Inc, reducing risk and allowing Progen to focus on its core competencies: dual mechanism oncology products. Progen retains a significant ownership stake in EPI Pharmaceuticals Inc and is currently seeking investment in these assets.

Financially, Progen has had a very positive year with the company able to reduce its net loss by 61.5% to $6.098 million. A 31% increase in revenue was also realised, with PharmaSynth securing a number of new clients as well as securing repeat business from long-term customers. We ended the financial year with a cash balance of $10.44 million.

We are currently in the process of rebranding our PharmaSynth offer with the aim of expanding our manufacturing services to the domestic and international biotechnology markets. We have also been investigating opportunities to expand PharmaSynth’s involvement in the Animal Health space to capitalise on our existing expertise.

Progen’s vision is to better the lives of cancer patients by providing improved oncology solutions, whilst creating long-term shareholder value through the discovery and development of novel cancer therapeutics. We thank you for your ongoing loyalty and support in aiding us to achieve our vision.

Stuart James

Chairman

30 November 2011

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Paul Dixon

Company Secretary

+61 7 3273 9133

+61 422 111 752

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, whether or not EPI can be funded or divested successfully, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.